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The information in this prospectus supplement may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(a) under the Securities Act of 1933
Registration No. 333-104651

Prospectus Supplement to
Prospectus dated April 21, 2003
and Prospectus Supplement
dated May 22, 2003,
Prospectus Supplement
dated June 30, 2003,
Prospectus Supplement
dated May 22, 2003
and Prospectus Supplement
dated June 30, 2003

SILICON GRAPHICS, INC.

SUPPLEMENT TO ITS OFFER TO EXCHANGE

11.75% SENIOR NOTES DUE 2009 OR
6.50% SENIOR CONVERTIBLE NOTES DUE 2009

FOR

ALL OUR OUTSTANDING 5.25%
SENIOR CONVERTIBLE NOTES DUE 2004

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 1, 2003.

        This prospectus supplement relates to our offer to exchange $1,000 principal amount of our 11.75% Senior Notes Due 2009, referred to as the New Notes, or $1,000 principal amount of our 6.50% Senior Convertible Notes Due 2009, referred to as the New Convertible Notes, for an equal amount of our 5.25% Senior Convertible Notes Due 2004, referred as the Old Notes, upon the terms and conditions specified in the prospectus dated April 21, 2003 previously filed with the Securities and Exchange Commission, which we refer to as the original prospectus. We amended our offer to provide for the payment of a fee to soliciting dealers as described in our prospectus supplement dated May 22, 2003, and further amended the terms of the offer to reduce the conversion price of the New Convertible Notes and provide that we would meet certain financial performance and debt reduction conditions as described more fully in the prospectus supplement dated June 30, 2003. We refer to the prospectus supplements dated May 22, 2003 and June 30, 2003 as the prior prospectus supplements. We are now amending the terms of the offer to decrease from 90% to 85% of the minimum principal amount of Old Notes that must be tendered for exchange as a condition to our completing the exchange offer. The offer will remain open until midnight on Friday August 1, 2003.

        At the close of business on July 14, 2003, holders had tendered $ 163.7 million aggregate principal amount of Old Notes in the Exchange Offer, which represents approximately 71% of the outstanding Old Notes. If sufficient Old Notes are not tendered by the expiration date, the Company intends to terminate the exchange offer and not accept any Old Notes. See Risk Factors – "If the Exchange Offer is unsuccessful we may be unable to repay the Old Notes at maturity" and "Failure to complete the exchange offer would have a material adverse effect on our business" in the original prospectus.

        Except for the change in minimum condition described herein and the change in the expiration date, all other terms of the exchange offer remain the same.

        This prospectus supplement amends, modifies and supercedes certain information included in the original prospectus and prior prospectus supplements to reflect the change in minimum condition and the change to the expiration date. This prospectus supplement should be read in conjunction with the original prospectus and prior prospectus supplements.

        Noteholders who have already tendered their Old Notes pursuant to the exchange offer and who have not withdrawn such Old Notes do not need to take any further action to receive the New Notes or the New Convertible Notes, which will benefit from the changes in terms described herein. Noteholders who wish to tender but have not yet done so should follow the instructions included in the letter of transmittal previously provided.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 16, 2003.

THE EXCHANGE OFFER

Amended Terms of the Exchange Offer

        The discussion set forth in the original prospectus and prior prospectus supplements regarding the terms of the exchange offer is hereby modified, amended and supplemented as follows:

  Conditions to the Exchange Offer

        The exchange offer is subject to various conditions, including that at least 85% of the outstanding principal amount of Old Notes be validly tendered and not withdrawn by the expiration date and that the registration statement and any post-effective amendment to the registration statement covering the 2009 Notes be effective under the Securities Act of 1933, as amended.

  Expiration of the Exchange Offer

        The term "expiration date" means midnight, New York City time, on August 1, 2003

IMPACT ON UNAUDITED PRO FORMA INFORMATION

        The decrease in the minimum amount of Old Notes that must be tendered as a condition to the exchange offer from 90% to 85% of the outstanding principal amount has the following effects on the information presented under the captions "Pro Forma Ratio of Earnings to Fixed Changes" and "Interest Expense" presented in the original prospectus:

UNAUDITED PRO FORMA INFORMATION

        The unaudited information below is presented pro forma to reflect the effects of the exchange offer under two alternative scenarios, assuming in each case that 85% of holders of the Old Notes participate in the exchange offer. Under alternative (1) below, we have assumed that the holders of Old Notes exchange for $196 million in principal amount of New Notes, and under alternative (2) that holders exchange for $118 million in principal amount of New Notes and $78 million in principal amount of New Convertible Notes.

Pro Forma Ratio of Earnings to Fixed Charges

        For the fiscal year ended June 28, 2002 and for the nine months ended March 28, 2003, earnings would have been insufficient to cover fixed charges by:

        Under alternative (1) $95.0 million and $116.9 million, respectively, and

        Under alternative (2) $90.9 million and $113.8 million, respectively.

Pro Forma Interest Expense

        For the fiscal year ended June 28, 2002 and for the nine months ended March 28, 2003, the Company's interest expense would have been:

        Under alternative (1) $24.8 million and $18.6 million, respectively, and

        Under alternative (2) $20.7 million and $15.5 million, respectively.

        Actual interest expense for the corresponding periods was $12.1 million and $6.1 million, respectively.

PROCEDURE FOR TENDERING NOTES

        Noteholders who have already tendered their Old Notes pursuant to the exchange offer and who have not withdrawn such Old Notes do not need to take any further action to receive the New Notes or New Convertible Notes.

        Noteholders who wish to tender but have not yet done so should follow the instructions included in the letter of transmittal previously provided. As a result of the extension of the offer, tendering noteholders are entitled to withdraw tendered Old Notes until midnight, New York City time, on August 1, 2003.

        U.S. Bank National Association is the Exchange Agent for the offer and will process tenders and withdrawals of Old Notes in the exchange offer. All executed letters of transmittal and notices of guaranteed delivery should be directed to the Exchange Agent and questions or requests for assistance or additional copies of the original prospectus and this prospectus supplement and related letter of transmittal may be directed to it at one of its addresses set forth below:

U.S. BANK NATIONAL ASSOCIATION

By Mail: U.S. Bank National Association Corporate Trust Services (Silicon Graphics, Inc.) St. Paul, MN 55101	By Facsimile: (651) 244-1537	By Hand or Overnight Courier: U.S. Bank National Association Corporate Trust Services (Silicon Graphics, Inc.) St. Paul, MN 55101
Confirm Facsimile by Telephone: (651) 244-8161

        The Information Agent for the exchange offer is MacKenzie Partners, Inc. Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Additional copies of the original prospectus, the notice of guaranteed delivery and this prospectus supplement and letter of transmittal may also be obtained from the Information Agent.

MacKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
Call collect: 212-929-5500
Call toll-free: 800-322-2885

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  Filed pursuant to Rule 424(a) under the Securities Act of 1933 Registration No. 333-104651 Prospectus Supplement to Prospectus dated April 21, 2003 and Prospectus Supplement dated May 22, 2003, Prospectus Supplement dated June 30, 2003, Prospectus Supplement dated May 22, 2003 and Prospectus Supplement dated June 30, 2003
SILICON GRAPHICS, INC. SUPPLEMENT TO ITS OFFER TO EXCHANGE 11.75% SENIOR NOTES DUE 2009 OR 6.50% SENIOR CONVERTIBLE NOTES DUE 2009 FOR ALL OUR OUTSTANDING 5.25% SENIOR CONVERTIBLE NOTES DUE 2004
THE EXCHANGE OFFER
IMPACT ON UNAUDITED PRO FORMA INFORMATION
UNAUDITED PRO FORMA INFORMATION
PROCEDURE FOR TENDERING NOTES
U.S. BANK NATIONAL ASSOCIATION